UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09058574

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66662

AB* 3/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BOC INTERNATIONAL (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 202
(No. And Street)

NEW YORK, (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW K. COLLIER (212) 259-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW K. COLLIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOC INTERNATIONAL (USA) INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO /PRESIDENT

Title

HUI YING CHIN
Notary Public, State of New York
No. 24-5007257
Qualified in Kings County
Comm. Expires Jan. 2011

12/18/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOC INTERNATIONAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
BOC International (USA) Inc.:

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 11, 2009

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,110,195
Security deposit	126,474
Commissions receivable	117,861
Due from broker	115,713
Property and equipment, net (Accumulated depreciation $91,117)	111,082
Other assets	25,213
TOTAL ASSETS	$ 1,606,538

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 277,754
TOTAL LIABILITIES	277,754
Stockholder's Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	4,999,900
Deficit accumulated during the development stage	(1,946,685)
Accumulated deficit	(1,724,531)
TOTAL STOCKHOLDER'S EQUITY	1,328,784
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,606,538

The accompanying notes are an integral part of this financial statement.

BOC INTERNATIONAL (USA) INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1. ORGANIZATION AND OPERATIONS

BOC International (USA) Inc. (the "Company"), was incorporated in Delaware on April 13, 2004. The Company is a wholly-owned subsidiary of Bank of China International Holdings Limited (the "Parent"), a U.K. based company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, which began operations on September 15, 2006, acts as a broker specializing in the Hong Kong and China securities markets, for institutional clients.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

FIN 48: On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Pursuant to FASB Staff Position No. FIN 48-3, the adoption of FIN 48 for nonpublic entities was deferred to fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined. As of December 31, 2008, the Company does not believe the adoption of FIN 48 will impact the amounts reported in the financial statements.

NOTE 3. INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital as defined, of $948,154, which was $848,154 in excess of its required net capital of $100,000.

NOTE 5. DEVELOPMENT STAGE DEFICIT

The Company was in the development stage from inception through December 31, 2006. During 2007 the Company emerged out of the development stage and became an operating entity. The deficit accumulated during the development stage is included as a separate component of Stockholder's equity.

NOTE 6. PROPERTY AND EQUIPMENT

At December 31, 2008, property and equipment consisted of the following:

Electronic equipment	$ 31,426
Computer software	7,265
Furniture and fixtures	43,958
Leasehold improvements	119,550
	202,199
Less accumulated depreciation	(91,117)
	$ 111,082

For the year ended December 31, 2008 depreciation expense was $45,705.

NOTE 7. DEFERRED INCOME TAXES

The Company has a combined deferred federal, state and city deferred income tax asset of approximately $1,482,000 at December 31, 2008 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $1,482,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $2,240,000 as of December 31, 2008 which begin to expire in 2026.

The valuation allowance increased by approximately $215,000 for the year ended December 31, 2008.

NOTE 8. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its foreign ADRs and GDRs securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement the Company indemnifies the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $100,000. The company's business involves brokering customer securities transactions in Asian markets. Such transactions are conducted on a RVP/DVP basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the contra-party's obligations

NOTE 9. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 10. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(K) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 10% of compensation or $15,500 per employee. For the year ended December 31, 2008, the Company contributed approximately $52,000 on behalf of employees.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company maintains a money market account with the Bank of China-New York Branch, a related party. As of December 31, 2008, the balance in this account was $3,561 and is included in cash and cash equivalents on the statement of financial condition.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI"), a related party. Clearing fees with BOCI, which amounted to $221,859 for the year ended December 31, 2008, are categorized as commission expense in the statement of operations. In addition, the Company has a net commission receivable from BOCI of $117,861.

NOTE 12. OPERATING LEASES

In December 2006, the Company moved to a new office space and entered into a lease agreement that expires in December 2011. Rent expense for the year ended December 31, 2008 was $100,253. Future minimum lease payments at December 31, 2008 are approximately as follows:

Year ending December 31,

2009	$ 124,000
2010	124,000
2011	124,000
	$ 372,000

NOTE 13. COMMITMENTS AND CONTINGENCIES

In accordance with the Company's operating lease agreement for office space, the Company is required to maintain a $116,547 letter of credit, (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JP Morgan Chase Bank, N.A. This restricted collateral account, totaled $126,474 as of December 31, 2008, although only $116,547 is restricted and is under the sole dominion and control of JP Morgan Chase Bank, N.A. The Company is obligated under a "Cash Collateral Agreement" to maintain at all times an amount in the restricted collateral account equal to at least one hundred percent of the maximum amount then available to be drawn under the Letter of Credit, so long as the Letter of Credit remains outstanding as the security deposit.